Exhibit (a)(7)

June 27, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

We are writing to you, and the entire board of directors of Gentiva, regarding the reports in the marketplace that Gentiva may be pursuing an acquisition of Amedisys (NASDAQ: AMED). We are concerned that, while refusing to discuss Kindred’s highly attractive cash offer, the Gentiva board may be pursuing a course that would disenfranchise its shareholders through a value-destroying and highly levered transaction with Amedisys.

We believe it is incumbent on the Gentiva board, in fulfilling its fiduciary duty to its shareholders, to sit down with Kindred immediately and explore our value-enhancing proposal before entering into any agreement that could impair the value of, or preclude, a Kindred-Gentiva combination.

As you know, our all-cash offer of $14.50 per share represents a 70% premium to Gentiva’s closing share price on May 14, 2014 (the day prior to Kindred making its proposal public), and would deliver immediate and certain value to Gentiva shareholders. In addition, we have expressed a willingness to offer cash and stock in a structure that would allow Gentiva shareholders to participate further in the synergies and upside potential of the proposed combination (which many Gentiva shareholders have told us they would prefer). We have also indicated that we would be prepared to consider increasing the value of our offer if Gentiva were to commence discussions and demonstrate additional value.

Even before the Amedisys reports were brought to our attention, we listened with interest to the remarks of Gentiva’s Chief Financial Officer, Eric Slusser, at the Wells Fargo Healthcare Conference, particularly his statements indicating that a vertically integrated post-acute care provider would be best positioned to deliver effective care in the long run. This is one of the many reasons why we believe the proposed combination of Kindred and Gentiva makes so much sense.

A Kindred-Gentiva combination would offer the benefits of vertical integration and position our combined company to provide integrated post-acute care at lower cost to a much broader range of patients. As both Gentiva and Amedisys focus exclusively on home health and hospice care, such a combination would not similarly advance the interests of patients or position Gentiva at the forefront of changes to the U.S. healthcare delivery system.

680 South Fourth Street  —  Louisville, Kentucky 40202

    —  800.648.6057 TDD/TTY

We note that Kindred has an outstanding track record of successfully integrating acquisitions, including most recently RehabCare and Senior Home Care. In contrast to Kindred, both Gentiva and Amedisys have experienced integration challenges in the past. We believe the combination of Kindred and Gentiva would have minimal execution risk and a high likelihood of swift and seamless integration.

Kindred remains firmly committed to the proposed combination with Gentiva, but we take our responsibilities to our shareholders very seriously. If Gentiva were to move forward with any other transaction, Kindred would review the outstanding $14.50 cash offer and consider revising or withdrawing it.

As we have stated repeatedly over the last six weeks, we would strongly prefer to work with the Gentiva board to reach a negotiated agreement. We have repeatedly requested meetings with you, and are prepared to meet with you and your advisors as soon as is practicable. We once again call upon your board to immediately commence good-faith discussions with Kindred, so that our companies can move forward with a combination that serves the interests of all our stakeholders.

Sincerely,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Phyllis R. Yale, Chair of the Board